Mail Stop 3561

      April 11, 2006

Via U.S. Mail
Mr. John Kendall
Fieldstone Mortgage Investment Corporation
11000 Broken Land Parkway, Suite 600
Columbia, MD  21044

Re:	Fieldstone Mortgage Investment Corporation
	Registration Statement on Form S-3
	Filed March 15, 2006
      File No. 333-132444

Dear Mr. Kendall,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. We note that your disclosure on pages 3, 39 and 41 of the base prospectus lists several specific types of credit support that may be used by an issuing entity, and goes on to indicate that "another type of credit enhancement," "another method of credit enhancement described in the related prospectus supplement" or "other derivative instruments" may be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar "catch-all" language.
5. Please add a separately captioned section to each prospectus supplement disclosing the affiliations and certain relationships and related transactions of the transaction parties referred to in Item
1119 of Regulation AB.

Base Prospectus

Principal and Interest Payments, page 24
6. We note from the second paragraph of this section that the related prospectus supplement will specify the method for determining the interest rate on securities with adjustable interest rates.
Please
revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index. Refer to Item 1113(a)(3) of Regulation AB.

The Issuing Entities

Mortgage Pass-Through Certificates and Government Obligations, page 32
7. We note that you include a section on agency securities in addition to this section, which appears to relate only to securities that are direct obligations of the United States or agencies of the United States. Please revise to clarify the difference between agency securities and the other "government obligations" to which this section refers.

Pre-Funding Account, page 36
8. We note from page 37 that "unless otherwise specified in the related prospectus supplement," the prefunding period will not exceed three months from the closing date and the prefunding account will not exceed 25% of the "principal amount of the securities issued." Please revise to clarify, if true, that the prefunding period will not exceed one year and that the prefunding account will not exceed 50% of the proceeds of the offering. Refer to Item 1101(c)(3)(ii) of Regulation
AB.

Cash Flow Agreements, page 39
9. We note that in addition to interest and currency agreements, you may use "other swaps and derivative instruments or other agreements consistent with the foregoing." Please revise to either remove this language or to list the derivative instruments to which you refer. Additionally, confirm that any derivative arrangement you intend to use will be limited to an interest or currency agreement.
10. As a follow-up to the comment above, please revise to explain what a purchase/sale agreement is and how the use of such agreement would be consistent with the definition of an asset-backed security. Refer to Section III.A.2.a of SEC Release 33-8518.
11. We note that the credit support you describe in this section appears to be limited to derivative arrangements, which are covered by
Item 1115 of Regulation AB.  However, the second paragraph of this section indicates that, if applicable, you will provide the information required by Item 1114 of Regulation AB. Revise accordingly. This comment also applies to the bracketed language you have provided at the top of page S-60 and S-59 of prospectus supplements one and two, respectively, regarding the cap counterparty.

Credit Enhancement, page 39
12. Please revise the description of credit enhancement throughout the filing for consistency, and ensure that this section briefly describes all forms of credit enhancement that may be used. For example, we note that your prospectus supplements contemplate the use of excess interest as a form of credit enhancement but that excess interest is not mentioned or explained here. Revise throughout the filing as appropriate.
13. Please confirm that any guarantee of securities will be registered if an exemption is not available. See footnote 329 to SEC Release 33-
8518.
14. We note from the first paragraph of this section that any form of credit enhancement may be structured so as to be drawn upon by more than one series. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, holders of securities will be subject to the risk that such credit enhancement will be exhausted by claims of other covered trusts prior to receiving their intended share of coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Delivery of Additional Assets, page 44
15. Please revise your disclosure in this section to better explain the circumstances under which you would add assets to the pool subsequent to the cut-off date, including a more thorough description of the "other means" you may use to do so. Additionally, tell us why this arrangement is consistent with the definition of an asset-backed security. Refer to Section III.A.2 of SEC Release No. 33-8518.

Evidence as to Compliance, page 57
16. It appears that you have included disclosure regarding only one of the three reports required by Items 1122 and 1123 of Regulation AB.
Please revise to clarify that you will provide all of the required reports and that they will be filed as exhibits to your Form 10-K.

Notes Supplement

Cover Page

17. We note your statement that neither the notes nor the assets of the issuing entity will be obligations of the underwriters or certain other entities. Please revise to specify that the notes will represent obligations of the issuing entity. Refer to Item 1102(d) of
Regulation AB.
18. It appears from pages S-52 and S-56 that you will use cross-collateralization and a cap agreement as forms of credit enhancement.
Please expand your cover page to provide this information.  See
Item
1102(h) of Regulation AB. Additionally, please revise your summary section and the body of your prospectus to briefly describe the terms of the cross-collateralization you intend to use. See Items 1103(a)(3)(ix) and 1114(a) of Regulation AB.

The Mortgage Pool, S-25
19. As your base prospectus does not appear to prohibit the inclusion of delinquent loans in an asset pool, please revise this section to include bracketed disclosure illustrating the delinquency information you would provide, if applicable. See Items 1111(c) and 1100(b)(1) of
Regulation AB.  You may also refer to Section 1.01 of Regulation
AB
Telephone Interpretations available on our website. Additionally, please confirm that no asset pool will include nonperforming assets and that delinquent assets will comprise less than 20% of each asset pool.
20. Please revise to clarify in this section how the Statistical
Cut-
Off Date varies from the Cut-Off Date and whether such difference will materially affect the composition of the asset pool.

Parties to the Transaction

The Master Servicer, page S-40
21. We note that none of the depositor, the underwriter or any of their respective affiliates makes any representation as to the accuracy or completeness of the information provided in this section.
A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please revise the disclaimer here, and delete any other similar disclaimers in the filing. For example, we note similar language regarding the subservicer and the interest rate cap counterparty.

The Subservicer, page S-41
22. We note the bracketed disclosure you provide regarding the subservicer pursuant to Item 1108 of Regulation AB. Please provide similar disclosure for the master servicer and the servicer, as well.

Certificates Supplement

Cover
23. We note that Fieldstone Mortgage Company is identified on the cover as the seller and sponsor. However, the first sentence under
"The Sponsor" on page S-37 identifies Fieldstone Investment Corporation as the sponsor and seller. Please revise here and in your base prospectus, as appropriate, to provide consistent disclosure throughout your filing.

Parties to the Transaction

The Trustee, page S-42
24. Please provide disclosure regarding the prior experience of the trustee. See Item 1109(b) of Regulation AB.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.


								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (804) 344-7999
	Kevin Buckley, Esq.
	Hunton & Williams LLP


Mr. John Kendall
Fieldstone Mortgage Investment Corporation
April 11, 2006
Page 1